UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

23283M101
(CUSIP Number of Common Stock Underlying Warrants)

Jacob Lalezari
Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660
Telephone: 360-980-8524
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Mary Ann Frantz, Esq.
Miller Nash LLP
1140 SW Washington Street, Suite 700
Portland, Oregon 97205
Telephone: (503) 224-5858

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐         third party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☐         going private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EX-99(a)(1)(A)
EX-99(a)(1)(B)
EX-99(a)(1)(C)
EX-99(a)(1)(D)
EX-99(a)(5)(A)
EX-99(a)(5)(B)
EX-99(a)(5)(C)
EX-99(a)(5)(D)
EX-99(a)(5)(E)
EX-99(a)(5)(F)
EX-FILING FEES Calculation of Filings Fee Table

Item 1.	SUMMARY TERM SHEET

The information under the heading "Summary of Terms" in the Offer to Amend and Exercise (the "Exercise Offer") filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is CytoDyn Inc., a Delaware corporation (the "Company"). The address and telephone number of its principal executive offices are 1111 Main Street, Suite 660, Vancouver, Washington 98660, telephone (360) 980-8524.

(b)	As of May 30, 2024, the Company has: (i) outstanding warrants to purchase 87,690,698 shares of the Company's common stock (the “common stock”) issued to investors with an exercise price of $0.306 per share (the "$0.306 Warrants"); (ii) outstanding warrants to purchase 3,898,473 shares of common stock issued to investors with an exercise price of $0.45 per share (the "$0.45 Warrants"); (iii) outstanding warrants to purchase 97,491,609 shares of common stock issued to investors with an exercise price of $0.50 per share (the "$0.50 Warrants"); and (iv) outstanding warrants to purchase 8,341,781 shares of common stock issued to investors with an exercise price of $1.00 per share (the "$1.00 Warrants" and together with the $0.306 Warrants, the $0.45 Warrants, and the $0.50 Warrants, collectively, the “Original Warrants”).

Pursuant to the Exercise Offer, the Original Warrants will be amended (the “Amended Warrants”) as described in the next two sentences. First, the exercise price of the Amended Warrants will be equal to the lower of 70% of (1) the intraday VWAP on the Expiration Date (as defined below) and (2) the average VWAP for the 5 days ending on the Expiration Date, but in no event higher than the closing price on May 31, 2024. Second, the exercise period of the Amended Warrants will be shortened so that they expire concurrently with the expiration of the Exercise Offer at 5:00 p.m. (Eastern Time) on June 28, 2024, as we may extend it in our sole discretion (the “Expiration Date”). Other than the foregoing changes, the terms of the Original Warrants will remain unmodified and in full force and effect.

As of May 30, 2024, the Company had: (i) 1,058,357,432 shares of common stock outstanding; (ii) 190,000 shares of common stock issuable upon conversion of outstanding Series B Preferred Stock, and 38,997 shares of common stock that would be issuable at our election in lieu of cash as accrued dividends, if declared thereunder; (iii) 12,670,000 shares of common stock issuable upon conversion of outstanding Series C Preferred Stock, and 6,271,666 shares of common stock that are issuable at the holder's election in lieu of cash as dividends; (iv) 10,565,000 shares of common stock issuable upon conversion of outstanding Series D Preferred Stock, and 7,310,104 shares of common stock that are issuable at the holder's election in lieu of cash as dividends; (v) outstanding warrants to purchase 361,675,427 shares of common stock (including the Original Warrants); and (vi) outstanding options to purchase 25,849,473 shares of common stock issued pursuant to the Company's 2012 Equity Compensation Plan (the "Plan"). In addition, the Company has reserved (i) an additional 12,000,000 shares of common stock for issuance upon the conversion or redemption of outstanding convertible notes, and (ii) an additional 12,700,539 shares of common stock for issuance pursuant to the Plan.

(c)	No trading market exists for the Original Warrants or the Amended Warrants offered pursuant to the Exercise Offer. Information about the trading market and price of the Company's common stock under Section 12: "Trading Market of Original Warrants, Amended Warrants and Common Stock" of the Exercise Offer is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company's executive officers and directors is c/o CytoDyn Inc., 1111 Main Street, Suite 660, Vancouver, Washington 98660, telephone (360) 980-8524.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the "SEC"), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Dr. Jacob Lalezari	Chief Executive Officer
Mitchell Cohen	Interim Chief Financial Officer, and Treasurer
Tyler Blok	EVP Legal Affairs, and Corporate Secretary
Tanya Urbach	Director, Board Chair
Lishomwa Ndhlovu, M.D., Ph.D.	Director
Karen Brunke, Ph.D.	Director
Ryan Dunlap	Director
Stephen Simes	Director

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under the headings "Summary of Terms" and "Description of Exercise Offer" of the Exercise Offer is incorporated herein by reference.

(b)	See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Exercise Offer on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	Not applicable.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	The information about the purposes of the transaction under Section 2: "Purposes of the Exercise Offer and Use of Proceeds" of the Exercise Offer is incorporated herein by reference.

(b)	The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Exercise Offer, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Exercise Offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10).

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information about the source of funds under Section 13: "Source and Amount of Funds" of the Exercise Offer is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	As of June 3, 2024, none of the Company's executive officers or directors hold Original Warrants.

(b)	Not applicable.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	The information about the soliciting agent under Section 20: "Fees and Expenses" of the Exercise Offer is incorporated herein by reference.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Exercise Offer without additional compensation.

Item 10.	FINANCIAL STATEMENTS

(a)	The financial information required by Item 1010(a) is included under Section 15 "Information Regarding CytoDyn Inc." of the Exercise Offer, and as amended and supplemented, is incorporated by reference.

(b)	The pro forma financial information required by Item 1010(b) is included under Section 16 "Accounting Consequences of the Exercise Offer" of the Exercise Offer, as amended and supplemented, and is incorporated by reference.

Item 11.	ADDITIONAL INFORMATION

(a)	(1) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Exercise Offer.

(2)	There are no applicable regulatory requirements or approvals needed for the Exercise Offer.

(3)	There are no applicable anti-trust laws.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5)	None.

(c)	None.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

(1)(B)	Offer to Amend and Exercise Warrants to Purchase Common Stock

(1)(C)	Form of Election to Participate

(1)(D)	Form of Notice of Withdrawal

(5)(A)	Annual Report on Form 10-K containing audited financial statements for the fiscal years ended May 31, 2023 and 2022 (as filed with the SEC on September 14, 2023 and incorporated herein by reference)

(5)(B)	Report on Form 10-Q for the quarter ended August 31, 2023 (as filed with the SEC on October 23, 2023 and incorporated herein by reference)

(5)(C)	Report on Form 10-Q for the quarter ended November 30, 2023 (as filed with the SEC on January 16, 2024 and incorporated herein by reference)

(5)(D)	Report on Form 10-Q for the quarter ended February 29, 2024 (as filed with the SEC on April 15, 2024 and incorporated herein by reference)

(5)(E)	Registration Statement on Form S-1, as amended (File No. 333-276912), which registers resale of the shares of common stock underlying certain Original Warrants (as filed with the SEC on February 7, 2024 and declared effective on February 21, 2024 and incorporated herein by reference)

(5)(F)	Registration Statement on Form S-1, as amended (File No. 333-272815), which registers resale of the shares of common stock underlying certain Original Warrants (as filed with the SEC on June 21, 2023 and declared effective on July 10, 2023 and incorporated herein by reference)

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	None.

(FILING FEES) Calculation of Filing Fee Table

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024	CYTODYN INC.

	By:	/s/ Jacob Lalezari
	Name:	Jacob Lalezari
	Title:	Chief Executive Officer
(Principal Executive Officer)